Exhibit 99.1

Given Imaging
DDW Financial Community Meeting
May 21, 2013
10:00 a.m. ET

Operator:
Good day, ladies and gentlemen, and welcome to the Given Imaging Conference Call. Today's conference is being recorded. I'd now like to turn the conference over to your host, Mr. Homi Shamir, President and CEO of Given Imaging.

Homi:
Good morning everybody and thanks for joining us today. Today is a big day for Given Imaging. We're just finishing DDW. DDW has been a great show for us. Before I start with the presentation, I would like to thank our distinguished guests here, Dr. Sam Adler, Dr. Doug Rex, and also Cristiano Spada who join us for this meeting.

Before I start, our forward-looking statement: As we are webcasting today the presentation and the conference, we would like to remind you with our forward-looking statement.

Our agenda today: After my quick introduction, I will ask Dr. Sam Adler to speak about PillCam SB3. It's a first look at our new features of this exciting capsule and it's becoming obviously SB is our flagship product line and explaining in more detail why we believe in the future of this SB3 and why we believe it's such an exciting technology. Dr. Doug Rex will speak about the PillCam COLON 2. He will talk about the USA pivotal trial data that he just presented here in DDW. And after him, Dr. Cristiano Spada will speak about PillCam COLON 2 against CTC or virtual colonoscopy in evaluating patients with incomplete colonoscopy, another study that was presented yesterday here at DDW. We'll keep about half an hour for Q&A and we'll try to finish this call around 11:30.

DDW this year is a big stage for Given in presenting important milestones for years in the making. We were launching here a couple of new products, starting with PillCam SB3, then the RAPID, RAPID 8. This is the eighth version of the RAPID software that's really driving all our capsules. RAPID 8 is also the same software we're using both for SB3 and for the COLON capsules. PillCam COLON 2 obviously and we introduced as I announced earlier, the 96-hour Bravo recorder. We have a public reviewing of the PillCam COLON 2 USA pivotal trial data and also PillCam COLON 2 versus CT data of Dr. Spada. It was also important contributions for the science of gastroenterology. There were close to 140 abstracts concerning Given technology and product family. More importantly, we announced 2 million patients who already used PillCam technology since we started our business back in 2001, a very important milestone for us.

Just to remind you all, we have a comprehensive portfolio of fully integrated GI solutions. Today, we have seven different products that we can offer to our customers. To those of you who visited our booth, we were very impressed in seeing how everything is integrated and actually we were very pleased to see so many physicians going from one product to another. Some feedback from our salespeople was that we had physicians spend 30-45 minutes in the booth going from one product to another because now they see the whole value of our portfolio that we are serving them. A very, very impressive booth but also very, very impressive when we look how physicians are getting to know our technology. For example, if I use SmartPill, today we have like 200 customers in the USA and we see a lot of those, 3,500 customers in the USA coming and asking about the technology and how they can complement or take the technology and put in their facility. Again, a very interesting show for us.

Now one of the significant things that we see in today's press conference is really where we are taking our future in products. If you're looking at PillCam SB, we see the market opportunity is close to 2 million existing procedures per year, while in the future, and it’s not in the long-term future, we are planning to introduce another capsule that will be more for the motility of IBS that's going to open up an additional market. This product we've been working on literally close to five-six years with some partners. Hopefully we'll be able to get regulatory approval and launch it. We finished the clinical trials. We need to take it now to the regulatory stage and introduce the product. Again, a huge supplement for our product offering in the small bowel.

In the PillCam COLON side, we call it the 2-headed capsules, obviously the opportunity in the PillCam COLON is big, both in EMEA, the USA, and Japan, and we estimate based on the current indication that we applied to the regulatory for these to be close to 3 million. As soon as we get FDA approval we are planning to approach the FDA and ask them to expand the indication to people who cannot be sedated or people who have some bleeding issues and that's another large market opportunity. For example, we're putting in also ulcerative colitis. This is by the request of the Japanese authorities and we estimate the population there to be close to 100,000. Obviously we have a population here in the USA that we can apply it also. We started some clinical trials in Japan to bring this product to the market. And behind it, we are planning to take two-headed capsule that now is only utilized for the colon, to take it to the small bowel as we have a continued our effort to penetrate the market for the IBD and monitoring Crohn's. We believe the capsules that can see both small bowel and colon will be beneficial and we know there's already some physicians across the globe, mainly in Europe, using these capsules to monitor already IBD patients. It can be a tremendous opportunity to all of us in this area. Overall we see a significant market opportunity, close to 6 million procedures per year that we can capture with those new technologies that we bring to the market and we are really excited of what that's going to do to our future as a company.

Now before I pass the podium to Dr. Sam Adler, I wanted to make a quick introduction on the PillCam SB3. In the chart that's here you can see the evolution of PillCam SB3 through the last 12 years. As we can see, we started in 2001. We launched at DDW SB1 and two years later we sold 50,000 capsules. Now when we are launching and start selling and we start selling SB3 in Europe and in Australia. We are here waiting for the approval of the FDA. We've reached already 2 million capsules. It took us about four years from 2009 to 2013 to sell 1 million capsules. We are hoping that now with the introduction of SB3 we will be able to celebrate the next milestone of the million capsules much faster than four years. We have all the reason to believe that SB3 will penetrate and will help us to have more utilization of capsules at the physician facility and they will be using it much more efficient as they used to use SB2.

Now here, as the people in the audience see, we would like to demonstrate the difference between the SB1, SB2, and SB3. And you can see the huge improvement on the technology here in the video that's going to play in a second. So you can see the big improvement is in the technology moving from the SB1, SB2. We thought when we introduced SB2 it was a huge improvement compared to SB1 and now you can see the sharpness and the clarity of the image in the SB3 compared to the SB2, a huge improvement which will make the life of the physician when he is reading this video much clearer.

Now what we see in the SB3 is that we see close to 30 percent improvement in resolution. We moved from 240 PPI to 320, but the picture is much clearer. We see more tissue coverage and also we introduced here some of the technology from the COLON capsule with the adaptive frame rate technology. Overall, we believe that we will get here about 40 percent more efficiency when the physician uses the capsule compared to the SB2 and, by the way, SB2 is a great product. We still believe we made a really big jump in what we are going to offer to our physicians.

With that, I would like to pass to Dr. Sam Adler to speak about PillCam SB3.

Dr. Adler:
Good morning, everybody in the audience and out there in cyberspace. My name is Sam Adler. I'm a gastroenterologist who works in Jerusalem. I've been associated with the capsule endoscopy essentially from its inception and recently I have investigated SB3 capsules endoscopes in over 226 ingestions with my co-investigators, Drs. Toth, Fernandez-Urien, and Negreanu. And it is the data from these studies or some of the data from these studies that I'd like to present to you today.

This will be the most important image that I will show you. As Mr. Shamir pointed out to you, the resolution of the images has been improved. There are more pixels. Is this just a fancy effect or is this meaningful? Well, for the small bowel I think it is very meaningful.

The small bowel is characterized, if you look at this picture in the center you can see these finger-like protrusions into the lumen of the small bowel. These are called the villi. The size of these villi is between 0.5 and 1.5 millimeters. What defines a healthy small bowel is the presence of these villi that cover the entire length of the small bowel like the hairs of a fur coat. A healthy small bowel produces villi and a diseased small bowel lacks the presence of these villi. Now this increased 30 percent of resolution and sharpness gives you the possibility to actually count each villus as it is seen here in the lumen like a picket fence. That is the demonstration of health.

What I will show you in this image is in the top left corner the capsule is in the oral cavity and taking pictures of the teeth. This is just to familiarize yourself with the kind of quality pictures that you obtain with this new camera. The top middle image shows you an ulcer, a lesion at the arrow, the center and you can appreciate also the hemorrhagic margin, circular margin around this ulcer. The top right image reveals a vascular malformation. These are often the cause of a bleeding, occult GI bleeding. And the bottom right image is that same patient with active bleeding and the blood presence in the small bowel. The bottom middle image, I'm sure by now you have become expert endoscopy readers, you can all appreciate that there’s a total lack of villus formation. You have a rough, corrugated surface that is classic for celiac disease. And the bottom right image, again where the arrows are pointing to is a large diverticulum in the small bowel.

The Data 3 Recorder, which belongs to the SB3 system enables the physician to see online in real time the small bowel endoscopy, capsule endoscopy procedure in progress.

The adaptive frame rate technology was mentioned in the introduction. What you have here is a capsule that is smart. In the stationary condition it transmits images at a rate of two images per second, as you see in the row with the blue mark, it says slow capsule speed. You get two images per second. However, the system knows to recognize, and as I mentioned before this is incorporated from COLON capsule 2 technology, can recognize if the capsule is in motion. Once the capsule is in motion, the frame rate transmission rises from two images per second to six images per second, as depicted in the bottom row with the yellow mark in front.  You get better and more tissue coverage.

Now I would like you to please focus on the blue row. In the left-hand picture you will see the orifice of the biliary pancreatic duct entering the small bowel. You have one single image in this entire film of that orifice. However, with the SB3 mode, the bottom row you will see a yellow mark at its left. You can count with me from left to right 1, 2, 3, 4 images of that papillary orifice and that gives a chance for the reader to find changes that can be easily missed when the capsule is in motion.

Finally, I'd like you all to realize that all capsule studies from the outset have been processed by intelligent, smart software. If you take an 8-hour study, you process it and you make it possible for the reader to go over that study in approximately 30 minutes. This computer program has been now drastically improved. You would think by acquiring more images per second that you would get a heavier and bulkier study which would take more time for the reader to analyze. The fact is that this improved computer program is a step forward in ultimately producing a study where only important findings will be given to the reader. Today, the SB3 study is on average approximately 40 percent shorter than the standard SB2 study.

Thank you very much for your attention.

Homi:
Thank you, Dr. Adler. And before I pass to Dr. Rex to speak about the C2 COLON trial, I would like to speak a little bit about the COLON and the opportunity we see there. First, I wanted to put here where is the indication and what indication statement we are seeking. So currently we have indication statements in Europe, PillCam COLON 2 is intended for visualization of the colon mucosa. Now what we have now pending in two places, in the USA we have PillCam COLON 2 capsule endoscopy system is intended to provide visualization of the colon. It may be used for detection of colon polyps in patients after an incomplete optical colonoscopy with adequate preparation and a complete evaluation of the colon wasn't technically possible. In Japan, we are seeking a broader indication: PillCam COLON 2 is intended for visualization of the gastrointestinal mucosa for diagnosis of colonic pathology.

So as we stated earlier, I think it was somewhere in October or November last year, we were planning when we applied to the FDA going on a narrow indication because we felt that would be the right route to go and we felt that that also will provide us earlier clearance. As we announced today with the press release, we are coming closer for approval there. We are pleased with the progress we are making and hopefully in the next couple of months we'll be able to announce that we got approval for incomplete colonoscopy in the United States. In Japan, as you can see in the next slide, we completed our clinical trial. We are also moving to the final stage of the evaluation process. The clinical trial results were very good and as we stated earlier, we are planning to, hoping to get approval somewhere by the end of Q3, beginning of Q4.

One thing to remember in Japan.  In Japan reimbursement will be quicker, much quicker than the USA. We estimate it to be up to six months after we got PMDA approval we believe that we will get the reimbursement approval in Japan. Also, as you can see my earlier slides represents a much bigger market opportunity because it's a wider indication relative to our selling price. Also in Japan are higher because we are working directly now with the COLON capsule. So we believe that when we get approval in Japan it probably will start contributing to us June 2014. Also, we believe in obviously approval here in the USA. But Japan is really a big opportunity for us in this market space.

Now, again forward-looking statement before I pass to Dr. Rex, I wanted to mention a couple of things about the trial. This is as far as we know, it’s the first trial comparing colonoscopy to any other device that was submitted to the FDA. It was a complex trial with many subjective variables. Colon technology visualizes as many polyps as colonoscopy. We have seen it actually another trial that we've seen as good as colonoscopy the number of polyps and the same thing is happening here. We have some issues with what we call sensitivity results due to matching which was similar to what we have seen in the different trials. It was difficult to measure polyps accurately. It was difficult to make size measurements between capsule endoscopy and optical colonoscopy. You will see it later on during the presentation of Dr. Rex. And it was also difficult to match segments location within the colon. We believe, again, its exciting results concerning adenoma that Dr. Rex will be presenting. And we also believe that the COLON capsule will get cleared for an incomplete colonoscopy indication and we are still under discussion with the FDA for the proper analysis method to reflect the accuracy of the product. Dr. Rex will present his conventional adenoma analysis which we believe is currently used an endpoint for imaging trials. And again, Dr. Rex analysis is not part of the data currently under review by the FDA because we concentrated on the full results of the trial. With that, Dr. Rex?

Dr. Rex:
Thank you very much and good morning, everyone. It's a pleasure and an honor for me to present the results of this prospective trial of the accuracy of the PillCam COLON 2 for detection of polyps with a particular focus on the detection of conventional adenomas.

This is a multi-center trial that was performed in the United States and Israel. There were ten sites in the US and six in Israel and they're listed on this slide.

Right now, optical colonoscopy is the gold standard for colorectal imaging and neoplasia detection. And the colon capsule is an alternative imaging tool that has the advantages of being non-invasive, free of radiation, and with no risk of perforation or risk from sedation.

Given has produced two generations of the PillCam COLON: PillCam COLON 1, which was tested in a number of trials and had somewhat lower sensitivity for significant neoplasia. The reference for perhaps the best known of those trials is listed on this slide. And then PillCam COLON 2, which had demonstrated improved sensitivity and in particular in two previously completed clinical trials.

The features of PillCam COLON 2 that could lead to improved sensitivity include a variable frame speed. So at rest, the frame speed is at four frames per second but the capsule is able to detect motion and to increase to 35 frames per second when it's in motion. And this is a particular advantage during periods of time where it's moving quickly through the colon. In addition, the angle of view, which was 156 degrees from each of the imagers on the two ends of the capsule in PillCam COLON 1, has been increased to 172 degrees on both imagers in PillCam COLON 2. And in addition there is a new generation data recorder that communicates with the capsule and has several new features.

The two previous trials of PillCam COLON 2 have shown improved accuracy. In both of these trials the endpoint was the detection of patients who had a polyp 6 millimeters or larger or a polyp 10 millimeters or larger and the performance characteristics are shown here. In the two studies the sensitivity for finding patients with polyps of this size were 89 and 84 percent for 6 millimeters and larger and 88 percent in both trials for patients with polyps 10 millimeters and larger. The specificities in that 6 millimeter and larger group were 76 and 64 percent and in the 10 millimeter and larger patient group, 89 and 95 percent.

The current study was designed to test the accuracy and safety of PillCam COLON 2 compared to optical colonoscopy for detecting patients with lesions 6 millimeters or larger in size. And the data were obtained from a clinical study sponsored by Given Imaging and submitted to the FDA as part of the US regulatory clearance process.

The study design is that this was an average risk population, age 50 and over -- average risk as defined by the Multi-Society Task Force – so either having no family history of colorectal cancer or a single first degree relative who was age 60 or older. In the study, the capsule procedure was performed first and the capsule studies were interpreted by one of five central readers. Four to six weeks later, the patient underwent the optical colonoscopy and the colonoscopist was blinded to the results of the capsule study. Immediately after completion of the optical colonoscopy, the results of the capsule study were revealed to the colonoscopist and if there was a lesion that had been found on capsule but had not been detected by optical colonoscopy, the optical colonoscopy was immediately repeated.

Lesion size was determined during optical colonoscopy by open forceps technique, that means to open up the forceps of known measurement and place it against the polyp and then see the relative size of the polyp compared to the forceps. And for capsule, a specific software program designed for this purpose was utilized to measure polyps.

Some of the data that I will show here will focus on the ability of capsule to detect patients who have adenomenous polyps. Adenomas are the traditional lesions that we consider to be precancerous in the colon. This definition is ultimately defined by the pathologist. Adenomas are quite prevalent in the population and a great majority of them don't turn into cancer. About 70 percent of all colorectal cancers, however, develop from this class of polyp. And adenomas can be differentiated from the other broad category, non-adenomenous polyps, of which the major group are called serrated lesions and these are also common and prevalent in the population and they have several subtypes but they include the hyperplastic polyps and the sessile serrated polyps and the sessile serrated polyps are more important than hyperplastic. Hyperplastic polyps are not considered to be precancerous, especially if they're in the lower part of the colon.

The criteria that were used to determine the performance are shown on this slide. The data are going to be shown on a per patient basis for sensitivity and specificity and lesions were matched using the following rules: First of all, they had to be in the same or an adjacent location in the colon and there were five segments of the colon, the cecum, the ascending, the transverse, the left colon, and the rectum. And then secondly, they had to be matched for size. And the rule that was used in the initial data that I'll show you is shown here within a 50 percent margin of error. We have measurements from both the capsule study and the optical colonoscopy study. The larger of those measurements, a 50 percent reduction in that and then the smaller of the measurements, a 50 percent increase in that and if those margins overlapped then the polyps were considered to be a match.

In the adenoma analysis, if the capsule detected a lesion that ultimately was found to be a non-adenoma, that was characterized here as a false positive event. And then the largest lesion measurement for the two technologies was used to classify patients as having a lesion 6 millimeters or larger or 10 millimeters or larger.

Now this is always a very difficult process, this matching process in these clinical trials. And oftentimes, there are a variety of sources of error, particularly in the measurement during optical colonoscopy. These include orienting the polyp in the colon, the angle of approach of the polyp, how distended the colon is, and then once we get the forceps out orienting the forceps along the long axis of the polyp and how flush the forceps are placed against the polyp. All these factors can determine how the matching is done.

These are some examples of errors that we identified in the matching process. During the study we asked the optical colonoscopist to make this measurement and to take a photograph that demonstrated the measurement, the diameter of these forceps; that is, from the tip of one cup to the tip of the other cup. In the upper left photograph that would be from sort of left to right across those two cups of the forceps is 9 millimeters. And this is an example of where the investigator measured the polyp at 7 millimeters and review of the photograph shows clearly the diameter of that polyp is less than half the diameter of the forceps. And this was a feature that we saw not uncommonly in a preliminary investigation. Before the study began, we used a set of web-based photographs to assess the ability of the study investigators to make accurate measurements and we found quite a bit of variability between the endoscopists and some who tended to make fairly consistent errors in measurement. This is a process that creates a lot of difficulty with regards to matching.

Now, in the trial we enrolled 884 patients and 689 were included in the analysis. The mean age was 57 years and 56 percent of these patients were women, 195 or 22 percent were excluded. The most common reason for exclusion was that there was both inadequate cleansing of the colon and a capsule transit time through the colon that was less than 40 minutes; 67 or 8 percent withdrew prior to either the capsule or the optical colonoscopy procedure; 25 were withdrawn because of a protocol violation. 20, or 2 percent, had the capsule stay in the proximal GI tract. And then for the adenoma calculations six were excluded because there was no pathology report. Those patients are included in the overall polyp analysis.

The colonoscopy quality appeared to be very good in the study. The mean withdrawal time in patients who had no lesions was 10.6 minutes. In the US, our recommendations for quality performance are that the withdrawal time in a normal colon should last at least six minutes. So this clearly was very careful colonoscopy.

This slide shows the main study results with regard to performance for detection of patients with adenomas. The prevalence of patients who had a conventional adenoma 6 millimeters or larger was 16 percent. There were 107 such patients. And it was 6 percent, or 43 patients, who had lesion 10 millimeters or larger. This is very consistent with previous screening colonoscopy studies. And the sensitivity using these matching rules was 88 percent and 92 percent and specificity, 82 percent and 95 percent. And I would remind you that with regard to the specificity of 82 percent, that's patients who had polyps that were in the serrated class only that were over 6 millimeters and larger would be considered a false positive in this analysis.

This slide shows the overall capital performance with regard to detection of patients with conventional adenomas compared to that for any polyps 6 millimeters or larger.  So the right column includes the left column plus patients who had only lesions in the serrated class. And the sensitivity I've shown on the previous slide for the conventional adenomas was 88 percent. It was lower when all polyps were included and this was because of a lower detection for polyps in the serrated class, which included both sessile serrated polyps and hyperplastic polyps. And the specificity increased, for reasons I mentioned earlier, up to 93 percent in that right-hand column.

Now this next slide shows the per protocol primary analysis. The per protocol analysis utilized a different matching rule that was considerably more restrictive and this was not the original rule that was planned for the analysis but was the one that was settled on in conversation with the FDA and there were a couple of aspects of this matching rule that were more restrictive. And as I've alluded to, the matching is very important. But one can see that with all polyps, including the serrated polyps, the sensitivity using this matching rule was 70 percent; with specificity, 91 percent.

This next slide shows a number of pictures of polyps that were ultimately in the study concluded to be false positives. They were detected by the capsule and not found either by the initial optical colonoscopy or the subsequent unblinded optical colonoscopy. And a number of these lesions from an endoscopic perspective appear to be very specific, that is they appear to be real polyps. We think that there is at least the possibility that a number of these lesions, rather than being false positives are true positives. Overall in the study there was not a major contribution, it was a relatively small contribution to the sensitivity of capsule from the second unblinded colonoscopy. But from an endoscopist's perspective these photographs are actually quite convincing that a polyp is present.

And on the next slide there's a summary of the actual numbers of lesions detected by capsule colonoscopy and optical colonoscopy. These are now numbers of polyps that were 6 millimeters or larger or 10 millimeters or larger and you can see that these numbers are quite comparable between the two technologies.

There were no serious adverse events with capsule. With optical colonoscopy there was one patient who was admitted with abdominal pain that resolved the following day.

In summary, PillCam COLON 2 had high sensitivity for identifying conventional adenomas 6 millimeters or larger in average risk patients 50 to 75 years old and was less effective in identifying patients whose only lesions 6 millimeters or larger were in the serrated class. Thank you.

Homi:
Thank you Doug.  Before I pass for the next presentation of Dr. Spada, I just wanted to emphasize the incomplete colonoscopy. Achieving a complete colon examination is up to the physician who is doing the procedure. When they can't reach the cecum or having an incomplete colonoscopy they tend to send the patient to a CT or virtual colonoscopy procedure. A lot of times, those cannot be done in the same day. What they are doing is they are taking the patient after they wake up. They are asking him to set up another appointment in the hospital and then he needs to do the whole procedure again.

Dr. Spada in his trial, which you will see the results, it's extremely encouraging results compared to CT, what he has done is when the patient was an incomplete colonoscopy he referred him immediately into the capsules, which means the patient can take the capsule in the setting of the GI physician. He did not have to set up another appointment can take the capsule. He's already prepped and he can go home. Again, that's the opportunity that we are seeking here in the USA and some of the opportunities that we are seeing in Europe. And with that, I will pass to Dr. Spada to speak about his clinical trial.

Dr. Spada:
Ladies and gentlemen, good morning. It's a real pleasure to present the results of this trial in which we went to compare the second generation of colon capsule with CT colonography, in patients with incomplete colonoscopy.

If you go in the literature you will see that colonoscopy may be incomplete in about 5, 4, or 15 percent of the cases but sometimes it has been reported up to 25 percent of patients. So in such cases, we need a complementary test to complete the colonic inspection. And we have different options. We might indicate a CT colonography, a barium enema, the colonoscopy itself using different endoscopes is an option, or we can perform the colonoscopy with the anesthetist's assistance.

The CTC is a quite new modality to visualize the colon. It requires x-ray and we need to insufflate the colon and usually we do this using a tube placed in the rectum and we need a colon preparation to clean the colon.

The colon capsule and actually we used for this trial the second generation of colon capsule is an ingestible, disposable, and is an endoscopic technique. So it allows a direct visualization of the colon. We don't need radiation, we don't need sedation, we don't need the colon insufflation, and the capsule is propelled through the colon naturally. We still need colon preparation and also some boosters to promote the capsule transit through the colon.

Recently, the European Society of Gastrointestinal Endoscopy guidelines recommend the colon capsule as a feasible and safe tool in patients with incomplete colonoscopy. However, today we don't have any comparative data between the capsule and radiology. For these reasons, we went to compare the second generation of colon capsule and the CT colonography in patients with a previous incomplete colonoscopy and our primary aim was to evaluate the completeness of both the procedures, the CCE, the colon capsule and the CT colonography and the number of findings that would have been missed because of incomplete colonoscopy. We went also to evaluate the quality of the two procedures and the safety profile.

This is a prospective, blinded, comparative trial. We included patients between 18 and 75 years old indicated for colonoscopy for any reason in which a previous colonoscopy was incomplete and we adopted the same exclusion criteria as has been described previously for the colon capsule and the CTC. Patients underwent the colon capsule and the CTC on the same day following a slight modified regimen of preparation.

The CTC was performed the same day after the colon capsule excretion or latest 10-12 hours post-ingestion. And by definition we considered a complete capsule colonoscopy or CTC when the colonic segments not explored by the first incomplete colonoscopy were visualized. And in order to evaluate the incremental value of the CTC and the colon capsule, the efficacy analysis was performed for significant findings, that means polyps and masses equal or larger than 6 millimeters but only in segments that were not visualized by the first incomplete colonoscopy. When the two procedures, the CTC and the capsule, were negative, this was our gold standard and these patients didn't require any further tests. But in case of significant findings or discrepancies between the capsule and the CTC, we included within two weeks a second colonoscopy and that case was our gold standard.

So, we included 100 patients. Two patients were excluded because they refused the CTC because of air insufflation. Finally in the efficacy analysis we included 98 patients. You see here the indications for the colonoscopy. Most of the patients were symptomatic patients, only a minority, 11 percent, they underwent colonoscopy for colorectal cancer screening.

And what about the results? The capsule was complete, was able to complete an incomplete previous colonoscopy 98 percent of the cases. In one patient the capsule delayed in the gastrointestinal tract while the other patient refused to continue the procedure. It was a quite long-lasting procedure and so at a certain time patient asked to have the system disconnected. Also, the CTC is very good to complete previously incomplete colonoscopy and also the CTC was completing 98 percent of the cases. In one patient the CTC was not able to completely visualize the colon because there was poor insufflation and sigmoid distension of the sigmoid.

What about the quality? Well, the capsule quality was adequate in 83 percent of the cases and CTC 90 percent of the cases. When we talk about quality in CTC we talk about quality in cleansing but also distension and fecal tagging.

So if we consider entirely the colon and we consider polyps equal or larger than 6 millimeters, the sensitivity of the capsule, the potential sensitivity of the capsule was 100 percent. This means that in all the cases in which the capsule detected findings the second colonoscopy was able to detect the findings. And the CTC was 54 percent in sensitivity. Both the procedures were very good in terms of specificity.

What about polyps equal or larger than 10 millimeters? You will see that the sensitivity of the capsule still remained 100 percent and the sensitivity for the CTC is 75 percent.  So while there is significant difference in terms of sensitivity for polyps equal or larger than 6 millimeters, you see that for polyps equal or larger than 10 millimeters there is not a significant difference.

What about the diagnostic yield? In the target of our study, that means in the unseen segments and that's for polyps equal or larger than 6 millimeters, we had 20 patients in which were diagnosed polyps equal or larger than 6 millimeters. But if you see in 13 patients only the capsule was able to detect the findings. The CTC failed to detect findings in these 13 cases. The second colonoscopy confirmed the presence of a finding in 12 patients and we had one false positive at capsule endoscopy.

In six patients, both the procedures, the capsule and the CTC, were able to detect the finding and in all these cases the finding was also confirmed by the second colonoscopy. And in one case only the CTC was able to detect at least one polyp equal or larger than 6 millimeters that was not found during the second colonoscopy. And if you see, there is a significant difference in terms of diagnostic yield in the unseen segments between capsule and CTC.

And if we look at the accuracy parameters in the unseen segments, the difference in the sensitivity is again 100 percent for the capsule and 35 percent for the CTC while the specificity, again, is very high for both of the procedures.

And if we go and we consider the diagnostic yield for polyps equal or larger than 10 millimeters, we had only eight patients with such polyps. And in four cases, only the capsule was able to detect the finding while in three cases the second colonoscopy confirmed the presence of the finding and we had a false positive case, while in four cases both the procedures were able to detect the finding and in all the cases also the second colonoscopy was able to confirm the presence of the finding. And if we see here, the accuracy parameters, again there is 100 percent for the capsule and 67 percent for the CTC and the difference is not significant and again we have a very good specificity.

We didn't have any kind of severe adverse related for capsule and CTC. And here, I show you some examples. Here we see one polyp that was a 15 millimeter polyp detected by capsule and confirmed also by CTC. This polyp was then confirmed by the second standard conventional colonoscopy. But we have also a case like this and it was in the right colon. It was an 8 millimeter polyp. You see there is a mucus cap around the polyp and this polyp was missed by the CTC and was then confirmed by conventional colonoscopy and again is a sessile serrated polyp. But we have also a case like this. You will see in the lower part of the video an area with some mucosal disruption and you will see again we are in the area of the hepatic flexure you see with the arrows, the area with the mucosal disruption. This lesion that was seen by capsule was missed by CTC. It was a flat lesion and the pathology was a high grade dysplasia tubulovillous adenoma.

I mentioned that we had a false positive case. This is the case. You see that there is some mucosal disruption here again and in my opinion I shared my experience with other colleagues and we think that this is a polyp and it is a flat lesion and unfortunately the colonoscopy was not able to find this polyp. The colonoscopy, the second colonoscopy in our study was the gold standard and so this is a false positive of capsule endoscopy.

The results of our study suggest that both the procedures, colon capsule and CTC, are very good to complete an incomplete colonoscopy. However, it seems that the colon capsule is able to detect more findings than CTC in this [inaudible] and we modified a little bit the regimen of preparation and we had very good results in terms of cleansing level and the completeness rate and I showed you that both the procedures are safe procedures. Thank you for your attention.

David Carey:	Operator, begin the Q&A session, please.

Operator:	Ladies and gentlemen on the phone lines, if you have a question, please press star then one at this time. One moment while we wait for any phone questions.

Jeremy Feffer:
I guess I'll go first. Jeremy Feffer of Cantor Fitzgerald. I guess first for Dr. Rex. I appreciate all the commentary on the size of those matches and I'm wondering in clinical practice how significant is that going to be? At what size or what stage when you see something would you then just refer to a colonoscopy? At what point does 6 versus 8 or whatever the size mismatching, at what point does it matter in clinical practice?

Dr. Rex:
In clinical practice it doesn't matter very much. It mostly matters for the purposes of this study in trying to match up and try to find out what the truth is about what was detected. In terms of how the capsule is used, if a polyp is measured by the capsule as 6 millimeters or larger or perhaps in some cases if there are multiple even smaller polyps, the patient will probably be referred for colonoscopy. It mostly has to do with the study, the matching issue.

Jeremy Feffer:	And then one other and then I'll pass it on. For Dr. Spada, based on these data, assuming the pill is approved, in what context would you then use a virtual colonoscopy?

Dr. Spada:
Well, I think that if this data will be confirmed for endoscopies, the use of capsule endoscopy will be the first option if I perform an incomplete colonoscopy. I can give patients directly the capsule and I will manage the patient directly. In the case of incomplete colonoscopy I think that probably the role of the capsule will increase.

David Carey:	The next question is from Bryan Brokmeier of Maxim Group.

Bryan Brokmeier:
Dr. Rex, could you get into when the colonoscopy didn't identify the number of polyps in the first colonoscopy and then after reviewing the results from the PillCam you were able to identify them after the fact, how frequently that occurred?

Dr. Rex:
I don't know the exact frequency of the lesions that we felt confident were polyps by capsule that were not detected on either colonoscopy. I really was just showing some examples. I don't have a number for you regarding that at the present time. The overall gain I think in sensitivity based on the second colonoscopy was in the range of 2 percent, but not a huge gain.

Bryan Brokmeier:	And in terms of the even larger polyps, when we start getting into polyps that are 20 millimeters, did the PillCam miss any of those or what was the largest polyp that the PillCam missed?

Dr. Rex:
I don't actually know the answer to that either. I do know that there were four cancers in the study. There was one 10 millimeter cancer. I reported on this this morning. And that lesion specifically was not detected although it was visible in retrospect on capsule, although the patient was detected because they had two lesions in their cecum that were found by optical colonoscopy and also detected by capsule. The four cancers in the study, all four were detected and I don't know right now the answer to your question about polyp sensitivity over 20 millimeters or another size beyond 10 millimeters.

Bryan Brokmeier:	Another question: You had six central readers that were reading the PillCam results.

Dr. Rex:	Five.

Bryan Brokmeier:
Oh, five. Sorry, five central readers. Were these experienced GIs? Did they receive any training in reading the images? Would you describe them as previously been high volume users of the PillCam SB, pretty familiar with the software?

Dr. Rex:	Yes. I would say that they were all experienced and considered to be good readers before the study started.

Bryan Brokmeier:
In terms of the one cancer that was missed, one I believe that was missed, it was later detected in the re-read. What can be done to reduce that incidence or at least to limit it at a rate so that less experienced GIs aren't seeing an increased level of missed cancers?

Dr. Rex:
Well, I think training is very important. The company, in the long run, is interested in trying to develop computer-assisted diagnosis that could help highlight specific lesions. In general, this is an issue with every technology that's used for imaging. It's true for colonoscopy, barium enema, CT colonography, and capsule. There are two kinds of errors. One is a fundamental issue with the imaging and then the second one is interpretation. So it's probably impossible to completely eliminate interpretation errors. I actually performed the optical colonoscopy in this particular case and I can tell you it was 10 millimeters. It's unusual to have cancer in a 10 millimeter lesion and it was flat. These five readers, this was our study design but truthfully they were reading a lot of studies and it's conceivable that they had some fatigue at some point and whether we can develop rules about how many studies and the pace to read them in the future is another thing to be considered.

David Carey:	A follow-up question from Jeremy Feffer of Cantor Fitzgerald.

Jeremy Feffer:
One more. I want to come back to the use in clinical practice. How do you think as this is used more, how do you interpret or how will you think practitioners, will they interpret some of those that are missed by colonoscopy? Obviously for purposes of these trials colonoscopy is the gold standard. But is it the case that these would have to be used side-by-side or just to be confirmed? I know colonoscopy will be used as a follow-up obviously to confirm a pill result. But what happens when they keep having discrepancies? The pill will find something, colonoscopy doesn't see it, therefore in clinical practice will colonoscopy win or how will that be reconciled?

Dr. Rex:
Well, what happens when you have -- first of all, you're also going to have the same people are going to be involved because this is a procedure that's often going to be done by gastroenterologists. They will have detected the lesion on the capsule and then they're going to proceed with a colonoscopy. And their approach is going to be to examine the entire colon carefully. They will do that as a signal that the patient needs a careful colonoscopy. You're looking for a specific lesion but you might be looking, you want to be looking at the whole colon. There could be another lesion present.

And in cases where you don't find the lesion and this happens all the time, it happens in CT colonography, it happens with barium enema, what an endoscopist has to do is examine the section of the colon that you believe the polyp is in, sometimes, multiple times go back and forth two or three or four times and then also rotate the patient into a different position. I mean we sort of have a set of techniques that we use as colonoscopists to try to find a lesion that is otherwise hidden. And then ultimately in some individual cases it'll come down to how convincing you think the picture was at capsule. And that's going to be a function of how protuberant it is, what its size is. I think it's going to involve clinical judgment. But there are times when the lesions are extremely convincing and people will have to work hard at it for a time.

The great majority of the lesions are -- these were obviously lesions that were missed in the first colonoscopy. The great majority of the lesions are probably going to be detected in the first colonoscopy. The total percentage of cases where there's a discrepancy should be small.

Jeremy Feffer:
And one for Dr. Adler. You discussed the 40 percent reduction in reading time. Was that an average across all the reads or is that a number we should think about as the SB3 is put into practice or was that just within the context of the study?

Dr. Adler:
The improvement is compared to a standard SB2 study. A standard SB2 study is on average 40 percent longer. So there is an efficiency rate that is introduced by the computer program by excluding redundant images. On the one hand, we see with the increased transmission rate to six images, six frames per second while the capsule is in motion, you get a longer study, a study with more images. However, if you have a smart program it can eliminate images that are redundant and not important and the bottom line is you get more, pay less.

Homi:
I just wanted to -- one more thing concerning the C2 clinical trial. When a reader is reading, he is done and he's sending -- we sent the data then to the colonoscopy, who was doing the scope and it's identifying -- eventually he opens the envelope and when he saw a polyp that he missed, he went back and he couldn't find. He has an advantage in a way to look at those particular if it was another polyp or if it was a malignant polyp or whatever polyp was there to go back and look for it because we didn't want people who we found polyps in the reader, the central reader who finds a polyp, lets him go home and call him a few weeks later and said, "Okay, there is a polyp. Come back." And that was an advantage because the reader read it. If he missed, nobody was there to tell him if he missed go back and eventually that's where we looked at when we looked at the video when we finished the trial and we went video by video.

And again, I wanted also to emphasize we are not to replace the colonoscopy. Our device is to give the physician another tool to use when they do it. A colonoscopy is the gold standard it’s a therapeutic tool. We are there to provide them another tool when they have cases they cannot do or there are other cases that they conduct. In Japan, it's a little bit different case where 50 percent of the population refused to take -- when they have a positive FOBT they refuse to do the procedure. In each case, each country it's different but again it's to provide additional tools to them on their daily use and hopefully the tool is much better. We are hoping that the other modalities that exist, but it's not better than colonoscopy by far.

David Carey:	We have a follow-up question from Bryan Brokmeier of Maxim Group.

Bryan Brokmeier:
Again for Dr. Rex, the sensitivity for the detection of 6 millimeter polyps came in at 81 percent and sensitivity for 10 millimeter polyps was 80 percent. Could you explain how the smaller polyps came in with a slightly higher sensitivity? Is this due to the sample size? What are your thoughts around those numbers?

Dr. Rex:	Again, I'm not sure that that's correct, Brian. Can you repeat that?

Bryan Brokmeier:	The sensitivity for 6 millimeter polyps I believe was 81 percent and for 10 millimeter polyps it was 80 percent.

Dr. Rex:
I don't think that that's correct. Without the numbers in front of me... Let's see, for 6 millimeter and larger polyps it is 81 percent. For 10 millimeter and larger, that may be for adenomas. I don't think I presented the data for polyps only at 10 millimeters and larger. I didn't actually show that data. I will tell you that at times the sensitivity across that size range in some studies is relatively flat. In other words, the way the imaging works is if a polyp is there and you take a picture of it you'll almost certainly see it and that may account for relatively flat sensitivity. For adenomas there was a numerical increase in the sensitivity and I didn't actually report it I don't think for polyps 10 millimeters and larger.

Bryan Brokmeier:	And did you see any sort of right side versus left side bias in the study?

Dr. Rex:
You're asking some questions that I haven't looked at exactly yet. Serrated lesions in general, which were a problem for us, tend to be located more in the right side of the colon. There's some potential for that but I can't quote the data for you at the moment.

David Carey:	At this point we have no more questions. I'll turn the call back over to Homi Shamir.

Homi:
Thanks for joining us today. Again, it was an exciting day for us and overall we are all excited about the opportunity we have, not only in the colon and the regulatory approval with SB3 and the rest of the product line and we are very confident and very about our future and very confident where we are going as a company. Thank you very much.

Operator:	Ladies and gentlemen, this does conclude today's conference. You may now disconnect, and have a wonderful day.

END

Disclaimer
The analysis and information provided in this webcast and conference call by Dr. Rex represent the scientific views and opinions of the presenting physician regarding a subset of the data collected at the pivotal clinical study with the PillCam COLON 2 capsule.  Such analysis and information are not included in the proposed FDA labeling for the PillCam COLON 2 capsule.  The PillCam COLON 2 capsule is not specifically indicated as a general screening tool nor for a specific use in adenoma detection.  There is no assurance that these indications will be obtained in the future.

Forward-Looking Statements
This transcript contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include statements relating to the Company exploring strategic alternatives and considering possible strategic transactions involving the Company. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the ability of the Company to reach agreement on any strategic alternative and/or to complete any such alternative, as well as the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to our products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require us to recall products and impact our sales and net income, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2012. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent expressly required under applicable law, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.